UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

ALBANY INTERNATIONAL CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

012 348 108

(CUSIP Number)

J. Spencer Standish, c/o Albany International Corp., P.O. Box 1907, Albany, NY  12201-1907  (518) 445-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N.A.

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 012 348 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Spencer Standish

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,583,707

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,583,707

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,583,707

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.42%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J.S. Standish Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 868,013

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 868,013

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 868,013

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.00%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Standish

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,254

	8.	Shared Voting Power 151,318

	9.	Sole Dispositive Power 17,254

	10.	Shared Dispositive Power 151,318

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.60%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christine L. Standish

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,197

	8.	Shared Voting Power 151,318

	9.	Sole Dispositive Power 7,197

	10.	Shared Dispositive Power 151,318

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,515

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.56%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas R. Beecher, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 505,284

	8.	Shared Voting Power 153,029

	9.	Sole Dispositive Power 505,284

	10.	Shared Dispositive Power 153,029

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,313

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.29%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Albany International Corp., a Delaware corporation (“the Company”).  The address of the principal executive office is 1373 Broadway, Albany, New York  12204.

This Amendment No. 9 is being filed solely to affirm the group status of the parties whose holdings are described below with regard to the Company’s Class A Common Stock.
Item 2.	Identity and Background

(a), (b)  This statement is being filed by J. Spencer Standish, the J.S. Standish Company, Thomas R. Beecher, Jr., Christine L. Standish and John C. Standish.  The address of J. Spencer Standish is 395 Llwyd’s Lane, Vero Beach, Florida 32963.  The address of the J.S. Standish Company is 300 Theater Place, Buffalo, New York 14202.  The address of Thomas R. Beecher, Jr. is 300 Theater Place, Buffalo, New York 14202.  The address of Christine L. Standish is c/o Albany International Corp., 1373 Broadway, Albany, New York 12204.  The address of John C. Standish is c/o Albany International Corp., 1373 Broadway, Albany, New York 12204.

(c)  J. Spencer Standish is retired.  Until 1998, he served as Chairman of the Board of the Company.  He continues to serve as Chairman Emeritus.  The principal business of J.S. Standish Company is investments.  Thomas R. Beecher, Jr.’s present principal occupation is President of Ballynoe Inc., the principal business of which is investments and the address of the principal office of which is 300 Theater Place, Buffalo, New York 14202.  Mr. Beecher also serves as a Director of the Company.  John C. Standish’s principal occupation is Director of North American Dryer Manufacturing for the Company.  He also serves as a Director of the Company.  Christine L. Standish’s present principal occupation is raising her children.  She is also a Director of the Company.

(d), (e) During the last five years none of (i) J. Spencer Standish, (ii) J. S. Standish Company, (iii) Thomas R. Beecher, Jr., (iv) John C. Standish, or (v) Christine L. Standish has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of J. Spencer Standish, Thomas R. Beecher, Jr., John C. Standish and Christine L. Standish is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the 2,583,707 shares of Class A Common Stock beneficially owned by J. Spencer Standish are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”).  The shares of Class B Common Stock which are currently beneficially held by Mr. Standish have either been so held by Mr. Standish or members of his family since their issuance in 1987 in exchange for shares of the predecessor of the Company, or acquired in the form of stock dividends on such shares.  Mr. Standish beneficially held such predecessor shares for several years prior to such exchange.

All of the 868,013 shares of Class A Common Stock beneficially owned by J.S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock held directly by J.S. Standish Company.  Since March 10, 2002, sales by J.S. Standish Company have reduced its holdings of Class B Common Stock from 3,368,013 shares to the 868,013 Class B shares reported above.  Of the shares of Class B Common Stock beneficially owned by J.S. Standish Company at March 10, 2002, (a) 5,100 shares were acquired by purchase from Mr. J.S. Standish in August, 1996 at $18.125 per share, and (b) 3,200,000 shares had been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company.  (J.S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange.)  The remainder of the shares had been received in the form of dividends declared by the Company on all outstanding shares of Class A and Class B Common Stock.

Of the 658,313 shares of Class A Common Stock beneficially owned by Thomas R. Beecher, Jr., (i) 10,977 shares owned directly, as well as 1,711 shares held by the Messer Foundation, were acquired by Mr. Beecher with his own funds, were issued to him pursuant to the Company’s Directors Annual Retainer Plan, or were issued as stock dividends on shares already owned, (ii) 494,307 shares issuable to trusts for the benefit of John C. Standish and Christine L. Standish (Mr. Beecher is sole trustee with sole voting and investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock were acquired by the trust from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, and (iii) 151,318 shares issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Mr. Beecher is trustee with shared voting and investment power with respect to such shares) were purchased by the from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company.

Of the 168,572 shares beneficially owned by John C. Standish, (i) 14,380 shares are issuable to him upon the exercise of stock options, exercisable currently or within 60 days, at various exercise prices from $10.5625 to $22.25 per share, (ii) 1,704 shares issuable to him upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 1,170 shares held in his account in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) 151,318 shares issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (John C. Standish shares voting and investment power with respect to such shares) were purchased by the trust from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company.

Of the 158,515 shares beneficially owned by Christine L. Standish, (i) 3,365 shares owned directly were acquired pursuant to the Company’s Directors Annual Retainer Plan or as stock dividends on such shares, (ii) 1,704 shares issuable to her upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 2,128 shares held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company) in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) 151,318 shares issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Christine L. Standish shares voting and investment power with respect to such shares) were purchased by the trust from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company.

Item 4.	Purpose of Transaction

None of the reporting persons has any current plan or intention to convert any shares of Class B Common Stock into shares of Class A Common Stock.  In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share.  The reporting persons, as a group, currently hold voting control of the Company.

Item 5.	Interest in Securities of the Issuer

(a)  (1)  J. Spencer Standish beneficially owns 2,583,707 shares of Class A Common Stock (8.42% of the Class A Common Stock outstanding) of which (i) 1,454,294 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (ii) 120,000 shares are issuable to the Christine L. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iii) 120,000 shares are issuable to the John C. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iv) 10,700 shares are issuable to the Christine L. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (v) 10,700 shares are issuable to the John C. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares) and (vi) 868,013 shares are issuable to J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish is President and a director, and has the power to elect and remove all of the directors, of J.S. Standish Company).

(2)  The J.S. Standish Company beneficially owns 868,013 shares of Class A Common Stock (3.00% of the Class A Common Stock outstanding) issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”) held directly by J. S. Standish Company.

(3)  Thomas R. Beecher, Jr. beneficially owns 658,313 shares of Class A Common Stock (2.29% of the Class A Common Stock outstanding) of which (i) 10,977 shares are owned directly, (ii) 1,711 shares are held by the Messer Foundation (Mr. Beecher shares voting and investment power with respect to such shares), (iii) 494,307 shares are issuable to trusts for the benefit of John C. Standish and Christine L. Standish (Mr. Beecher is sole trustee with sole voting and investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock and (iv) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Mr. Beecher is trustee with shared voting and investment power with respect to such shares).  Does not include the 868,013 shares beneficially owned by J. S. Standish Company, of which he is a director.

(4)  John C. Standish beneficially owns 168,572 shares of Class A Common Stock (0.60% of the Class A Common Stock outstanding) of which (i) 14,380 shares are issuable to him upon the exercise of stock options, exercisable currently or within 60 days, at various exercise prices from $10.5625 to $22.25 per share, (ii) 1,704 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 1,170 shares are held in his account in the Company’s 401(k) retirement savings and employee stock ownership plans and (iv) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (John C. Standish shares voting and investment power with respect to such shares).  Does not include the 868,013 shares beneficially owned by J. S. Standish Company, of which he is a director.

(5)  Christine L. Standish beneficially owns 158,515 shares of Class A Common Stock (0.56% of the Class A Common Stock outstanding) of which (i) 3,365 shares are owned directly, (ii) 1,704 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iii) 2,128 shares are held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company), in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans and (iv) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Christine L. Standish shares voting and investment power with respect to such shares). Does not include the 868,013 shares beneficially owned by J. S. Standish Company, of which she is a director.

(b)  Each of the persons named in clause (a) of this Item 5 has sole voting and dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

(c) - (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
1. Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2004		December 3, 2004
Date		Date

/s/ J. Spencer Standish		/s/ Thomas R. Beecher, Jr.
Signature		Signature

J. Spencer Standish		Thomas R. Beecher, Jr.
Name/Title		Name/Title

December 3, 2004		December 3, 2004
Date		Date

/s/ John C. Standish		/s/ Christine L. Standish
Signature		Signature

John C. Standish		Christine L. Standish
Name/Title		Name/Title

J. S. STANDISH COMPANY
Date: December 3, 2004

By	/s/ J. Spencer Standish
J. Spencer Standish
President